[Exhibit 99.1]
Gravity Reports Non-Consolidated Financial Results for 2010
SEOUL, South Korea, March 25, 2011 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity’” or the “Company’”), an online game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2010, prepared in accordance with generally accepted accounting principles in Korea or KGAAP. Financial statements are available on Edgar at http://www.sec.gov.
REVIEW OF FINANCIAL RESULTS
Revenues and Cost of Revenues
Revenues for 2010 were KRW 38,979 million (US$34,476 thousand), representing an 11.3% decrease from KRW 43,946 million for 2009.
Royalties and licensing fees revenues for 2010 were KRW 32,780 million (US$28,993 thousand), representing an 8.6% decrease from KRW 35,878 million for 2009. This decrease primarily resulted from decreased revenues from Ragnarok OnlineTM in the Japanese market and the strengthening of the Korean Won against the Japanese Yen. The decrease was partially offset by increased revenues of Ragnarok OnlineTM in Taiwan, Hong Kong and Macau driven by the introduction of a renewed version of the game in September 2010 in the region.
Subscription revenues decreased by 17.7% to KRW 3,932 million (US$3,478 thousand) for 2010 from KRW 4,775 million for 2009. The decrease resulted mainly from decreased revenues from Ragnarok OnlineTM in Korea.
Cost of revenues was KRW 12,127 million (US$10,726 thousand) for 2010, representing a 12.0% decrease from KRW 13,776 million for 2009. The decrease in Gravity’s cost of revenues was mainly attributable to decrease in amortization on intangible assets resulting from development costs for Emil Chronicle Online and Requiem being fully amortized in July and September 2010, respectively.
As a result of the foregoing factors, gross profit for 2010 was KRW 26,852 million (US$23,750 thousand), representing an 11.0% decrease from KRW 30,170 million for 2009. The gross profit ratio slightly increased to 68.9% in 2010 from 68.7% in 2009.
Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increased by 10.9% to KRW 20,414 million (US$18,056 thousand) for 2010 compared with KRW 18,400 million for 2009. This increase in SG&A was attributed to increase in R&D expenses due mainly to development of a console game based on one of our online games. The increased SG&A is also due in part to increase in advertising expenses and salaries. The increase in SG&A was partially offset by decrease in commission paid, which was mainly attributable to a loss on guarantee payment made in 2009 for development of Ice Age Online, as well as legal fees in 2009 related to the litigation filed by Softstar Entertainment, Inc. against the Company, both of which did not occur in 2010.
Based on the foregoing factors, the Company’s operating income for 2010 was KRW 6,438 million (US$5,694 thousand).

Non-operating Income and Non-operating Expenses
Non-operating income for 2010 was KRW 5,271 million (US$4,662 thousand) compared with KRW 5,927 million in 2009 representing a 11.1% decrease, which was due to the decrease in net gain related to the fluctuations in the foreign exchange rates and decrease in interest income. The decrease of non-operating income was partially offset by gain on disposal of available-for-sale securities.
Non-operating expenses for 2010 were KRW 3,930 (US$3,476 thousand), a 63.0% decrease from KRW 10,628 million in 2009, which was due primarily to decrease in impairment loss of available-for-sale securities and the settlement expenses for the litigation between Softstar Entertainment, Inc. and the Company in 2009, which did not occur in 2010.
Income before income tax for 2010 was KRW 7,779 million (US$6,880 thousand), which represents a 10.0% increase compared with KRW 7,069 million in 2009.
As a result of the foregoing factors, Gravity recorded a net income of KRW 4,135 million (US$3,657 thousand) for 2010 compared with a net income of KRW 3,082 million for 2009.
The balance of cash and cash equivalents and short-term financial instruments was KRW 46,280 million (US$40,934 thousand) as of December 31, 2010.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,130.60 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York.